Exhibit 6.19

Emerald Health Pharmaceuticals Inc.

CONSULTING AGREEMENT

This Consulting Agreement ("Agreement") is made and entered into as of September 1, 2022, by and between Emerald Health Pharmaceuticals Inc. ("Company"), and Kranz & Associates Holdings, LLC, a Delaware limited liability company ("Consultant"). Company desires to retain Consultant as an independent contractor to perform consulting services for Company, and Consultant is willing to perform such services, on terms set forth more fully below. In consideration of the mutual promises contained herein, the parties agree as follows:

1.	SERVICES AND COMPENSATION

(a) Consultant agrees to perform for Company the services ("Services") described in Exhibit A, attached hereto.

(b) Company agrees to pay Consultant the compensation set forth in Exhibit A for the performance of the Services. If any rates or prices are not set forth in Exhibit A for any applicable Services that are performed, the prices for such services will be based on Consultant’s then current rates.

(c) Consultant will provide personnel to perform the Services (the “Consultant Personnel”), and Consultant’s fees are based on the amount of time Consultant’s Personnel spend on the Services. Each Consultant Personnel and any other timekeeper assigned to the Services will have an hourly billing rate. The initial rates are set forth in Exhibit A, attached hereto. These billing rates, which are set based upon seniority and expertise, are subject to adjustment by Consultant. Consultant determines hourly rates based on a number of relevant factors, which may include, education, experience, expertise within a particular industry, or anticipated role to be provided for Company. Because these factors evolve over time, Consultant may modify rates from time to time. In addition, as Consultant Personnel receive annual performance and compensation reviews, it may be that an increase in the engaged Consultant Personnel’s compensation will necessitate an increase in his/her hourly billing rate under this Agreement. Consultant may modify rates from time to time, but not more than once every 6 months. In the event any billing rate increase is to take effect during the course of a Consultant Personnel’s engagement for Company under this Agreement, Consultant will send a notification to Company of such increase at least 30 days in advance, in writing (which may include via email), for the purpose of serving as an update to rates set forth as attached to this Agreement and for updates to, and Company will update, all applicable purchase orders, requisitions, or other documentation on Company’s side. Fees are billed on an hourly basis at rates prevailing when the work is performed.

(d) To the extent Services are to be performed at Company’s location(s), Company will provide access and sufficient space (including any access needed for equipment operation, electrical power, telephone service, and other utilities necessary for the performance of the Services and for the operation of any equipment reasonably required to be used to provide the Services).

(e) Consultant is not a professional accounting firm, and it is agreed and understood that Consultant Personnel are not authorized to render an opinion, on behalf of the Company or Consultant, on financial statements, nor is any Consultant Personnel authorized to sign Consultant’s name or his/her own name on financial statements or tax returns while working for Company through the Consultant under this Agreement.

(f) Consultant Personnel are deployed based on the specific requirements of the Company engagement relative to the Consultant Personnel’s expertise and capabilities. Evolution of the scope of a project or its intended duration may necessitate the allocation of different Consultant Personnel to ensure optimal results. In such a circumstance, the project scope and Consultant Personnel may be recalibrated by Consultant, subject to confirmation by Company.

2.	PAYMENT TERMS

(a) Invoices - Invoices are sent twice a month to Company on the 15th of each month and the last day of each month. All invoices for Services rendered are due upon receipt and payable net 5 business days from the date of the invoice. All invoices will include a service fee for reasonable administrative expenses not to exceed 5% of the invoiced amount.

(b) Retainers –Consultant does not require a retainer for Services unless otherwise determined by Consultant, including without limitation in the event Consultant believes the financial stability and solvency of Company is subject to deterioration or potential deterioration, further including, without limitation, if Company’s cash position drops to a point of three (3) or less months cash remaining. Consultant may require that Company pay a retainer equal to, at least one month’s current billings, and suspend all Services until each such applicable retainer is paid. All future billings, after payment of any retainer, will be due and payable as noted above. The retainer will be refundable at the end of the engagement, if not applied to payment for Services.

(c) Past Due Invoices – Consultant reserves the right to suspend or cancel performance of all or part of the Services if actual payment has not been received within thirty (30) days of the invoice date. In addition, Company agrees to pay a monthly finance charge of 1.5% (or the highest rate permitted by applicable law, whichever is less) of the outstanding balance if payment is not received by Consultant within the applicable payment period required, as set forth above.

(d) Taxes – If Consultant is required to charge and/or collect or withhold any taxes, fees or related charges in connection with the Services being provided, Company is responsible for payment (or reimbursement to Consultant for its payment) of all such taxes and charges related to the Services, except for taxes based on the income of Consultant.

(e) Invoice Disputes - Notwithstanding anything to the contrary in this Agreement, if Company disputes a particular item on an invoice, Company shall give written notice of such dispute to Consultant, and the parties shall negotiate in good faith to resolve the dispute. If Company has given notice of such dispute, it shall be entitled to a waiver of the finance charge of the disputed item until thirty (30) days after such dispute is resolved. Company shall not withhold payment on any invoice or invoice item except amounts subject to a dispute of which Consultant has been properly notified under this Section.

3.	USE OF NAME AND LOGO

Company hereby consents to Consultant’s use of Company’s name and logo for the limited purpose of identifying Company as Consultant’s customer on locations such as Consultant’s Web site, on a general list of customers and as referenced in Consultant’s corporate and promotional literature. Additionally, Company agrees that Consultant may issue a press release identifying Company as a customer of Consultant and describing Company’s intended use of Consultant and the benefits that Company expects to derive from the use of Consultant’s Services. The content of any press release identifying Company will be subject to Company’s prior approval, and Company’s approval will not be unreasonably delayed, conditioned or withheld.

4.	CONFIDENTIALITY

(a) The parties acknowledge that in each party’s performance under this Agreement, each such party may become aware of private, trade secret, confidential, or proprietary information (collectively, “Confidential Information”) of the other party and its affiliates. Each party agrees that, during the term of this Agreement and thereafter, it will use such Confidential Information of the other party only to perform its obligations under this Agreement, and each party will use its reasonable efforts, consistent with practices in its industry, to keep such Confidential Information in confidence and prevent the use, disclosure or publication of any such Confidential Information of the other party without the prior written approval of such other party. This duty does not apply to information: (1) lawfully within possession of a party prior to this Agreement; (2) that is voluntarily disclosed to the public by a third-party which does not have any obligation to protect such information; (3) is voluntarily disclosed to the public by the party who owns such Confidential Information; or (4) is generally known to the public. Each party will inform its employees, agents and independent contractors who may have access to such confidential information of the confidentiality obligations set forth above and will use its reasonable efforts to cause them to abide by such obligations. Without the other party’s prior written approval, neither party will, directly or indirectly, disclose to anyone the contents or terms of this Agreement.

(b) It is understood that each party’s Confidential Information shall remain the sole property of such party.

(c) Consultant recognizes that Company may have received and, in the future, may receive from third parties, such third parties’ confidential or proprietary information, subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. Consultant agrees that Consultant will, during the term of this Agreement and thereafter, hold all such confidential or proprietary information in confidence and not disclose it to any person, firm or corporation, or use it except as necessary in carrying out the Services, all in a manner similar to Consultant’s obligations with respect to the Confidential Information of Company under this Section 4.

(d) Upon the termination of this Agreement, or upon a party's earlier request, each party will deliver to the other party all Confidential Information of such other party, that it may have in its possession or control; except that each party shall be permitted to retain copies of the other party’s Confidential Information solely for archival, audit, disaster recovery, legal and/or regulatory purposes, provided further, that any Confidential Information so retained will remain subject to the obligations and restrictions contained in this Agreement.

(e) Use of third-party services: Notwithstanding anything to the contrary in this Agreement, Consultant may use third party providers in serving you. In such circumstances, if we need to share confidential information with these service providers, we will require that they maintain the confidentiality of your information.

5.	OWNERSHIP

(a) Consultant agrees that Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, trademark rights, sui generis database rights and all other intellectual and industrial property rights throughout the world (collectively “IP Rights”)) relating to all materials, works, drawings, designs, inventions, improvements, developments, and trade secrets (collectively, "Inventions") conceived, made or discovered by Consultant, solely or in collaboration with others, during the period of this Agreement and with respect to providing the Services hereunder or with the use of materials or facilities of Company. In addition, any Inventions which constitute copyrightable subject matter shall be considered "works made for hire" as that term is defined in the United States Copyright Act.

(b) Consultant agrees to assign (or cause to be assigned), and does hereby assign fully to Company, all Inventions and any IP Rights relating thereto. Consultant further agrees to assist Company, or its designee, at the Company's expense, in every reasonable way to secure the Company's IP Rights in the Inventions, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which are reasonably requested by Company in order to apply for and obtain such rights and in order to assign and convey to Company, its successors, assigns and nominees the sole and exclusive right, title and interest in and to such Inventions and the IP Rights relating thereto. Consultant further agrees that Consultant's obligations under this Section 5(b) shall continue after the termination or expiration of this Agreement.

(c) Notwithstanding anything herein to the contrary, the parties agree that Consultant retains all IP Rights in and to all know-how, trade secrets, research, information, files, programs, writings, methods, models, processes, documents and other matters and materials owned or possessed by Consultant prior to the later of the date of this Agreement or disclosure by Consultant to company (the “Consultant Technology”), and all general additions, accretions, improvements and enhancements to and in such Consultant Technology which are developed or acquired by Consultant during the term of this Agreement and are not specific to, or developed expressly for, Company. Consultant agrees that if in the course of performing the Services, Consultant incorporates into any Invention developed hereunder any Consultant Technology, Company is hereby granted and shall have a nonexclusive, royalty-free, perpetual, irrevocable, worldwide license to exercise and use such Consultant Technology, but solely as part of or in connection with such Invention and not for any other purpose.

(d) In addition, and notwithstanding the above, the forms & templates provided from time to time to the Company by Consultant are proprietary and are for the sole use of Company. Company agrees not to copy or provide other companies or individuals with such proprietary forms and templates, without Consultant’s written permission.

6.	REPORTS

Consultant agrees that it will from time to time during the term of this Agreement or any extension thereof keep the Company advised as to Consultant's progress in performing the Services hereunder and that Consultant will, as reasonably requested by the Company, prepare written reports with respect thereto. It is understood that the time required in the preparation of such written reports shall be considered time devoted to the performance of Consultant's Services.

7.	CONFLICTING OBLIGATIONS

Each party certifies that it has no outstanding agreement or obligation that is in conflict with any of the provisions of this Agreement, or that would preclude such party from complying with its obligations hereof, and that such party will not enter into any such conflicting agreement during the term of this Agreement.

8.	TERM AND TERMINATION

(a) This Agreement will commence on the date first written above and will continue until final completion of the Services or termination as provided below.

(b) Subject to the other terms, conditions and obligations set forth below, Consultant may terminate this Agreement, for any reason or no reason, upon giving thirty (30) days’ written notice thereof to the Company, and Company may terminate this Agreement, for any reason or no reason, upon giving thirty (30) days’ written notice thereof to Consultant.

(c) Notwithstanding the above, if Consultant has provided more than one individual as part of the Consultant Personnel to provide the Services, Consultant or Company may give a written thirty (30) day notice to terminate the Services of an individual Consultant Personnel providing the Services, which will not affect any other Consultant Personnel remaining performing the Services. In such a case, Consultant will also substitute a member of the Consultant Personnel, in a reasonable manner, at Company’s reasonable request.

(d) If such termination is by Company under Section 8(b) or (c), above, absent the required notice of termination from Company, as set forth above, Consultant shall bill the Company for the portion of the required thirty (30) day notice period with which Company did not comply, with such charges not to exceed 80 hours x the hourly billing rate of the Consultant Personnel subject to such termination.

(e) In the event that any Consultant Personnel have been scheduled for an engagement under this Agreement more than two (2) weeks prior to the commencement of such engagement, and such engagement is then cancelled by the Company for any reason or no reason, prior to such commencement, Consultant shall invoice the Company for two (2) 40-hour weeks of billings at the hourly billing rate of the applicable Consultant Personnel subject to such cancellation, in order to compensate the Consultant for re-marketing liability.

(f) Either Party may terminate this Agreement if the other party is in default in the performance of a material obligation under this Agreement, and the non-defaulting party provides written notice to the other party specifying the default, which default is not corrected within ten (10) days from the date of the notice (the “Cure Period”). In such case that the default is not corrected within such Cure Period, the non-defaulting party may terminate this Agreement immediately following the expiration of the Cure Period.

(g) Notwithstanding anything to the contrary in this Agreement, either party may terminate this Agreement without advance notice if the other party files a petition in bankruptcy, or is adjudicated a bankrupt, or a petition in bankruptcy is filed against the other party and not discharged within thirty (30) days, or the other party becomes insolvent or makes an assignment for the benefit of its creditors or an arrangement pursuant to any bankruptcy law, or a receiver is appointed for it or its business.

(h) Upon termination all rights and duties of the parties toward each other shall cease except:

(i) that Company shall be obliged to pay, within fifteen (15) days of the effective date of termination, all amounts owing to Consultant for Services completed prior to the termination date and all fees and related expenses, if any, due in accordance with the provisions of this Agreement; and

(ii) any provision of this Agreement which by its terms survives termination or expiration of this Agreement shall so survive, including without limitation that Sections 2(c), (d) and (e) (Past Due Invoices, Taxes, Invoice Disputes), 3 (Use of Name and Logo), 4 (Confidentiality), 5 (Ownership), 8(d), (e) and (h) (Rights Upon Termination; Effect of Termination), 10 (Independent Contractors), 12 (Indemnity), 13 (Limit of Liability), 14 (Arbitration and Equitable Relief), 15 (Governing Law), 16 (Entire Agreement; Waiver, Amendment), 17 (Notice) and 18 (Severability) and Exhibit A, Section 3(f) shall survive termination or expiration of this Agreement.

9.	ASSIGNMENT

Neither this Agreement nor any right hereunder or interest herein may be assigned or transferred by either party without the express written consent of the other party.

10.	INDEPENDENT CONTRACTOR

Nothing in this Agreement shall in any way be construed to constitute Consultant as an agent, employee or representative of the Company, and Consultant shall perform the Services hereunder as an independent contractor. Consultant agrees to furnish all materials necessary to accomplish the Services under this contract, and shall incur all expenses associated with performance, except as otherwise expressly provided in this Agreement, including without limitation as provided on Exhibit A of this Agreement. Consultant acknowledges and agrees that Consultant is obligated to report as income all compensation received by Consultant pursuant to this Agreement, and Consultant agrees to and acknowledges the obligation to pay all applicable taxes thereon.

11.	WARRANTY

Consultant warrants that: (i) the Services will be performed in a professional and workmanlike manner and in accordance with the specifications established pursuant to this Agreement; (ii) all work under this Agreement shall be Consultant’s original work and none of the Services or Inventions will infringe, misappropriate or violate any intellectual property or other right of any person or entity, unless the same is performed by or at the express direction of the Company and following such direction causes any such infringement or violation (in which case Consultant is not liable); and (iii) Consultant has the full right to allow it to provide the Services to Company.

12.	INDEMNITY

(a) Consultant will indemnify and hold harmless Company and its agents and employees from and against any and all third party suits, actions and claims caused by (i) a breach of this Agreement by Consultant, or (ii) the negligence or willful misconduct of Consultant, or its agents or employees.

(b) Company will indemnify and hold harmless Consultant and its agents and employees from and against any and all third party suits, actions and claims caused by (i) a breach of this Agreement by Company, or (ii) the negligence or willful misconduct of Company, or its agents or employees.

(c) Nothing in this Agreement will be interpreted as requiring Consultant to indemnify Company for any claims resulting solely from the negligent acts of Company, or any of its agents, representatives or employees.

13.	LIMIT OF LIABILITY

Consultant will not be liable for non-performance or other breach of this Agreement caused by acts or any impediment beyond Consultant’s control, including without limitation work stoppages, employee shortages, acts of war or terrorism, plague, epidemic, pandemic, or any other public health crisis, act of authority by, and/or compliance with, any law or governmental order, rule, regulation or direction or restriction, any natural disaster, fire, flood or other acts of God, or delays or failures in equipment, access, utilities, communications systems and related matters. NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY OR ITS AGENTS, REPRESENTATIVES OR EMPLOYEES, IN CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, FOR ANY SPECIAL, PUNITIVE, CONSEQUENTIAL OR INDIRECT DAMAGES. IN ADDITION, CONSULTANT’S TOTAL AGGREGATE LIABILITY FOR ANY AND ALL CLAIMS WHATSOEVER IN NATURE IS LIMITED TO THE AMOUNT PAID AS THE FEES FOR THE SERVICES UNDER THIS AGREEMENT IN THE SIX (6) MONTHS PRIOR TO ANY SUCH LIABILITY BEING INCURRED.

14.	ARBITRATION AND EQUITABLE RELIEF

(a) Except as provided in Section 14(b) below, Company and Consultant agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement shall be settled by arbitration to be held in Santa Clara County, California, in accordance with the rules then in effect of the American Arbitration Association (“AAA”). The arbitration shall be conducted by a single arbitrator. AAA shall provide the parties with a list of at least three (3) neutral arbitrators from which the parties shall select the arbitrator. Should the parties fail to agree upon and select an arbitrator therefrom, AAA shall make the selection from said list. Each party shall, however, be given the right of one (1) peremptory challenge. The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The Company and Consultant shall each pay one-half of the costs and expenses of such arbitration, and each shall separately pay its respective counsel fees and expenses. In no event shall the demand for arbitration be made after the date that institution of legal or equitable proceedings based upon such claim, dispute or other matter would be barred by the applicable statute of limitations.

(b) Consultant agrees that it would be impossible or inadequate to measure and calculate the Company's damages from any breach of the covenants set forth in Section 4 (Confidentiality) or 5 (Ownership) herein. Accordingly, Consultant agrees that if Consultant breaches Sections 4 or 5, the Company will have available, in addition to any other right or remedy available, the right to obtain from any court of competent jurisdiction an injunction restraining such breach or threatened breach and specific performance of any such provision. Consultant further agrees that no bond or other security shall be required in obtaining such equitable relief and Consultant hereby consents to the issuances of such injunction and to the ordering of such specific performance.

15.	GOVERNING LAW

This Agreement shall be governed by the laws of the State of California, without regard to its choice of laws principles.

16.	ENTIRE AGREEMENT; WAIVER; AMENDMENT

This Agreement is the entire agreement of the parties and supersedes any prior agreements between them with respect to the subject matter hereof. A waiver by either Party of a breach of any provision of this Agreement will not operate or be construed as a waiver or estoppel of any subsequent breach. No waiver will be valid unless in writing and signed by an authorized officer of such party providing the waiver. No amendment to this Agreement will be valid unless in writing and signed by an authorized officer of both parties.

17.	NOTICE

Any such notice required or to be given hereunder shall be addressed to the other party at the address shown below or such other address as either party may notify the other of and shall be deemed given upon delivery if personally delivered, or forty-eight (48) hours after deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Email delivery is also acceptable for purposes of notice.

18.	SEVERABILITY

If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability will not invalidate this Agreement as a whole, but this Agreement will be construed as though it did not contain the particular provision or provisions held to be invalid or unenforceable, and the rights and obligations of the Parties will be construed and enforced only to such extent as permitted by law.

19.	COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

Signature page to follow

Signature page to Contract

COMPANY: Emerald Health Pharmaceuticals Inc.

By:
Punit Dhillon, Secretary
5910 Pacific Center Blvd., #320
San Diego, CA 92121
Phone: 858-361-6259
Email: pdhillon@emeraldpharma.com

CONSULTANT: Kranz & Associates Holdings, LLC

Daryl Dobrenz, CEO
655 Montgomery Street Suite 1200
San Francisco, CA 94111
Phone: 650-854-4400

EXHIBIT A

SERVICES AND COMPENSATION

1.	Contact.	Consultant's principal Company contact:
		Name:	Punit Dhillon
		Title:	Acting Principal Executive Officer

2.	Services.	Consultant will render or have rendered to Company the following Services:

Perform financial and administrative affairs as requested by Company. All Services will include billable hours from a Consultant Controller, Vice President of Finance or CFO to review staff work for completeness and compliance. The reviews will be performed as necessary, depending on the scope of the client engagement. This review time will be billed at the Staff Rate performing the monthly or quarterly review.

3.	Compensation.

(a)	Company shall reimburse Consultant for all reasonable expenses incurred by Consultant in performing Services pursuant to this Agreement with prior approval of Company. If free onsite parking is not available, Company will reimburse the Consultant for all reasonable parking expense.

(b)	Consultant’s Personnel will bill at the following hourly Staff Rates:

Practice Leader	$450
Premium Services (IPO, M&A, other special Projects)	$400-$450
Signing CFO	$550
CFO *	$375
VP of Finance	$275
VP of Accounting	$275
Controller	$240
Assistant Controller	$220
Sr. Accounting Manager	$185
Accounting Manager	$170
Jr. Accounting Manager	$150
Sr. Accountant	$135
Accountant	$120
Staff Accountant	$96
Director, Stock Administration	$195
Stock Administrator	$180
Practice Leader, Technical Accounting	$450
Managing Director of Technical Accounting	$375
Sr. Director of Technical Accounting	$325
Sr. Director of Technical Accounting, Level 2	$300
Director of Technical Accounting	$285
Sr. Manager of Technical Accounting	$220
Manager of Technical Accounting	$195
NetSuite Solutions Architect	$260
Sr. NetSuite Consultant	$225

*	Consultant Personnel will not exceed 5 hours per week unless agreed to in writing by the Company.

(c)	Kranz utilizes FloQast Financial Close Management software to streamline and manage the close process for its clients. FloQast will integrate (“Client’s") existing accounting system and cloud storage to FloQast, and all data is owned by (“Client").

By signing this agreement (“Client") agrees to use Kranz’s outsourced accounting services with FloQast, and as a Kranz client, (“Client") will be charged a Technology Fee of $195 per seat per month. A minimum of 2 seats is required (1 each for client and Kranz), with the number of additional seats determined once the Kranz Outsourced Accounting team is fully deployed.

In the event that the professional services described in this Agreement are no longer utilized by (“Client"), the continued use by (“Client") of FloQast and/or any other technologies covered by the monthly Technology fee will require a specific license by and between (“Client") and FloQast and/or any other application providers.

(d)	Consultant Personnel can be either full time salary or flexible hourly employees. Hourly Consultant Personnel are non-exempt, and as such, are paid overtime when working over eight hours in a day, and/or forty hours per week, or double-time if working over 12 hours in a day, or over 8 hours on the seventh day of working in a row. This usually occurs if the hourly Consultant is requested by the client or due to an unusual workload to work overtime and needs to work more than the agreed upon weekly allotted time scheduled for the Company during a week. When the additional requested or needed time creates an overtime situation for the Consultant Personnel, the Company will be charged at 1.5 times the billing rate of that hourly Consultant Personnel for the extra hours over 8 hours in a day, and/or double time is charged at 2 times the normal rate. Hourly Consultant Personnel must get pre-approval from the Company before working any overtime hours.

(e)	The Company agrees not to compensate either Consultant or any Consultant Personnel with any other compensation or equity, other than outlined in this Agreement.

(f)	In accordance with section 2(b) of this contract, and to comply with Section 547(c) of the Bankruptcy Code, Consultant must require a deposit in advance of 90 days to avoid preferential payments subject to a 90 day clawback of any payments paid by the “Company” filing bankruptcy. As such, Consultant requires a deposit equivalent to one month’s billing to perform work when it is possible for a Company to run out of operating cash during the next 90 days.

(g)	Due to the investment Consultant makes to hire and retain its staff in terms of recruiting, benefits, training, and the fact that transitions disrupt other clients who share this staff, Consultant will charge a placement fee to Company that is higher than if Company engaged Consultant to hire a non-Consultant Personnel where Consultant simply sources, screens and presents candidates for Company to hire and train as needed. Should the Company, its employees, recruiters or affiliates, directly or indirectly, hire, engage or otherwise retain the services of any of the individual Consultant Personnel provided by Consultant to the Company under this Agreement, part time or full time, salaried or hourly, as an employee or contractor, or as a consultant provided by a different agency, or by subcontractors or agents of Contractor who provide outsource Services, at any time during the term such particular individual Consultant Personnel is providing any of the Services under this Agreement for the Company and for the 12 months following the cessation of such particular individual Consultant Personnel providing any of the Services for the Company under this Agreement, then the Company shall pay Consultant a one-time placement fee equal to 50% of the individual Consultant Personnel’s Full Time annualized fee, which is calculated as 2080 hours times the Consultant’s hourly billing rate specified in the Agreement.

COMPANY: Emerald Health Pharmaceuticals Inc.

By:
Punit Dhillon, Secretary
5910 Pacific Center Blvd., #320
San Diego, CA 92121
Phone: 858-361-6259
Email: pdhillon@emeraldpharma.com

CONSULTANT: Kranz & Associates Holdings, LLC

Daryl Dobrenz, CEO
655 Montgomery Street Suite 1200
San Francisco, CA 94111
Phone: 650-854-4400